

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 7, 2008

John S. Rego
Executive Vice President, Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 1-32887**

Dear Mr. Rego:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues, page 46

1. We note that the account termination period was extended to three billing cycles. Please tell us why you changed your policy and how this new policy impacted your revenues and related accounts receivables allowance. Also, tell us if you increase your accounts receivable allowance when you recognize the third billing cycle revenues for these accounts. If not, tell us why.

Contractual Obligations and Other Commercial Commitments, page 59

2. We note that you include the outstanding principal amount of the company's convertible notes under the 2-3 years column of the table. In light of the treatment of the convertible notes a current liabilities for purposes of your consolidated balance sheet, please revise to reflect the outstanding principal amount of the convertible notes and the related interest expense as a current liability or tell us the basis for your belief that the current presentation is appropriate.

Item 9A. Controls and Procedures, page 64

3. We note that the company filed a current report on Form 8-K dated February 13, 2008 indicating that management had concluded that the company's quarterly financial statements for the periods ended June 30th and September 30th, 2007 had to be restated due a material weakness in the company's interim internal control over financial reporting. Revise to explain how the material weakness could have been remediated by December 31, 2007 when the errors were not identified until the filing of the later Form 8-K.

Item 11. Executive Compensation, page 66

Compensation Discussion and Analysis
Determination of Competitive Compensation, Proxy Statement page 18

4. It appears that you use the surveys listed for benchmarking purposes. As a result, please revise your disclosure to identify the companies in the surveys. See Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, Proxy Statement page 27

5. We note your current report on Form 8-K, filed with the Commission on October 26, 2007, announcing the resignation of Timothy G. Smith as President of Vonage Network Inc., a subsidiary of the company, on October 22, 2007. Please confirm in your response letter that the amount of Mr. Smith's 2007 compensation earned prior to his departure would not have required him to be included as part of the company's executive compensation disclosures. See Item 402(a)(3) of Regulation S-K.

6. You indicate that the amounts reported under the Non-equity Incentive Plan Compensation column for 2007 represent performance-based bonuses earned by the named executive officers for services rendered during 2006. Please note that amounts paid under a non-equity incentive plan should be reported in the

Summary Compensation Table in the year when the relevant specified performance criteria under the plan are satisfied and the compensation earned, whether or not payment is actually made to the named executive officer in that year. We note that you have disclosed that your named executive officers earned 73% of their target bonus based upon your performance criteria for 2007 but you do not disclose these amounts for each officer in the table. Please revise your presentation accordingly. See Item 402(c)(2)(vii) of Regulation S-K and Section II.C.1.c.ii. of Release No. 33-8732A.

Note 1. Customer Equipment and Shipping Revenues, page F-10

7. We note on page 46 that you accept returns of equipment up to 60 days. Please tell us and disclose how you are accounting for these returns at the time of sale (or when provided to your customers who subscribe to your service) and upon the returns of the equipment.

Note 10. Verizon, page F-28

8. We note your reference to the opinions of an expert. While you are not required to make reference to this expert, when you do you should also disclose the name of the expert. Please confirm to us in your response letter that the expert is aware of being named in the filing.

Note 10. AT&T, page F-29

9. Please tell us why it was appropriate to recognize a $29 million charge for the license instead of recognizing a license intangible asset to be amortized over its five-year term. Also, tell us why it was appropriate to recognize this charge in the 3rd quarter when you entered into the settlement agreement on December 20, 2007. Further, tell us how you determined the discount rate of 12%.

* * * *

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jorge Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director